s

     a. ;




                                                           ail 1, 2t~'~9


 File G~~sk
 lJnited Sates ~ec~rities
   ~r~d ~~ch~nge ~om~issior~
 ~ t30 ~ street, ~~
    ~s~air~g~on, D.C. 2~~49         ~           ~.




~:. ..     "    ~s       is
                         p     i^       ~i ~i                         ",^!   i




                                                     S(Y1CP.rely y/OUrS,


                                                              ~,    ~
                                                     Alessandro i~~cri
                                                     Chief Counsel




~~IC~OSUI'E:S